EXHIBIT 1.01

LIGHTPATH TECHNOLOGIES, INC.

Conflict Minerals Report

For the Year Ended December 31, 2024

Introduction

This Conflict Minerals Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2024 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require certain public companies to annually disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, the “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at https://lightpath.com/certifications-compliance-patents.

Company Overview

We are a global, vertically-integrated provider of precision molded optics, thermal imaging optics, custom designed optics, optical assemblies and subsystems, including full engineering design support. These capabilities allow us to manufacture optical components and higher-level assemblies, including precision molded glass aspheric optics, molded and diamond-turned infrared aspheric lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and integrate optical components and assemblies utilizing advanced optical manufacturing processes. Product verticals range from consumer (e.g., cameras, cell phones, gaming, and copiers) to industrial (e.g., lasers, data storage, and infrared imaging), from products where the lenses are the central feature (e.g., telescopes, microscopes, and lens systems) to products incorporating lens components (e.g., 3D printing, machine vision, LIDAR, robotics and semiconductor production equipment) and communications. As a result, we market our products across a wide variety of customer groups, including laser systems manufacturers, laser OEMs, infrared-imaging systems vendors, industrial laser tool manufacturers, telecommunications equipment manufacturers, medical instrumentation manufacturers and industrial measurement equipment manufacturers, government defense agencies, and research institutions worldwide. The Company is headquartered in Orlando, Florida, with manufacturing and sales offices in Orlando, Florida; Plano, Texas; Hudson, New Hampshire; Riga, Latvia and Zhenjiang, China.

Framework of Conflict Minerals Program

Team. We assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team currently consists of our Chief Financial Officer, Compliance Officer/Quality Manager, Director of Engineering, and General Manager. We believe input from various departments is beneficial for overseeing compliance with the Conflict Rules and implementing related processes and procedures.

Policy Statement. We adopted a policy statement concerning our principles on the use of conflict minerals from the Covered Countries and our ongoing commitment to only use suppliers that source from conflict-free smelters and refiners. This policy statement can be found on our website at https://lightpath.com/certifications-compliance-patents.

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Reasonable Country of Origin Inquiry

The Company manufactures and sells optical components that incorporate raw glass or utilize coatings that may contain minerals which, depending on origin, may be considered conflict minerals that are necessary to the functionality or production of the products. Such products are manufactured either in the Company’s headquarters facility, located in Orlando, Florida, or in the manufacturing facilities of its wholly owned subsidiaries located in Plano, Texas; Hudson, New Hampshire; Riga, Latvia and Zhenjiang, China. Please note that this report does not include data with respect to our facility in Hudson, New Hampshire, which was acquired in February 2025 and will be incorporated in future reporting periods.

To determine if any conflict minerals are incorporated into the products manufactured at any of our facilities, including parts and components of such products, the Team conducted an inventory and analysis of all components of our products, which included reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of our products may contain the conflict minerals gold, tantalum, tungsten and tin. The Team also determined that the conflict mineral, tungsten, is used in the molds, rings and sleeves as tooling necessary to manufacture molded lenses; however, the Conflict Rules do not require us to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.”

To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered (i) whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, (ii) whether a conflict mineral is necessary to a product’s generally expected function, use or purpose and (iii) if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of the product is ornamentation or decoration. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered (i) whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), (ii) whether a conflict mineral is included in the product, including as a part of a component of the product originally manufactured by a third party and (iii) whether a conflict mineral is necessary to produce the product. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, our precision molded aspheric lenses may be mounted onto gold-plated holders. One of our collimator applications may also be gold coated at a customer’s request. Finally, gold is an ingredient used in the anti-reflective coating that is applied to some of our lenses at a customer’s request. The Team concluded that, with respect to each of these products, when used, gold is intentionally added and is necessary to the products’ generally expected function, use or purpose.

Tantalum. Tantalum oxide is an ingredient used in the anti-reflective coating that is applied to some of our lenses at a customer’s request. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tungsten. Tungsten is an ingredient used in the manufacturing of the glass preform that is molded into some of our lenses. The Team concluded that, when used, tungsten is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of our collimator applications may be tin coated. The Team concluded that, when used, tin is intentionally added and is necessary to such products’ generally expected function, use or purpose.

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While we do not purchase conflict minerals directly from mines, smelters, or refiners, there are many third parties in the supply chain between us and the original sources of the conflict minerals contained in our products. After concluding that conflict minerals are necessary to the functionality of certain of our products, for 2024, our reasonable country of origin inquiry efforts included conducting a supply chain survey based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of our first-tier suppliers (who are in turn relying upon their suppliers), which we determined may contribute necessary conflict minerals to our products. During the calendar year ended December 31, 2024, we had contracts with 63 first-tier suppliers. The Team sent inquiries to each of these suppliers regarding whether the supplier supplied to us any components or parts, or sold to us raw materials, that contained any conflict minerals and, if so, the source of the conflict minerals either used in components or parts supplied to us or sold to us as raw materials. Such inquiries also requested that each supplier provide a representation letter or other written response regarding the source of the conflict minerals, or to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template. The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. Three of our first-tier suppliers provided written responses indicating that their or their suppliers’ gold originated from a Covered Country or a high risk area and was not 100% recycled. We did not obtain gold from these suppliers.

Tantalum. Four of our first-tier suppliers provided written responses indicating that their or their suppliers’ tantalum originated from a Covered Country or a high risk area and was not 100% recycled. We did not obtain tantalum from these suppliers.

Tungsten. Five of our first-tier suppliers provided written responses indicating that their or their suppliers’ tungsten originated from a Covered Country or a high risk area and was not 100% recycled. We did not obtain tungsten from these suppliers.

Tin. Five of our first-tier suppliers provided written responses indicating that their or their suppliers’ tin originated from a Covered Country or a high risk area and was not 100% recycled. We did not obtain tin from these suppliers.

Conclusion Based on Reasonable Country of Origin Inquiry

We have concluded in good faith that during calendar year 2024, (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) based on our reasonable country of origin inquiry, we have reason to believe that none of the materials originated in the Covered Countries.

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